Jianpu Technology Inc.

21/F Internet Finance Center

Danling Street, Beijing

People’s Republic of China

October 18, 2022

VIA EDGAR

Mr. Joseph Cascarano

Ms. Inessa Kessman

Mr. Kyle Wiley

Mr. Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianpu Technology Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 29, 2022 (File No. 001-38278)

Dear Mr. Cascarano, Ms. Kessman, Mr. Wiley and Mr. Austin:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 22, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Jianpu Technology Inc.

October 18, 2022

Form 20-F for the Fiscal Year Ended December 31, 2021

Cover Page

1.	Please revise your definition of “China” or the ‘PRC” to remove the exclusion of Hong Kong and Macau from this definition.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced definition as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

“China” or “PRC” refers to the People’s Republic of China~~, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau~~;

Item 3 - Key Information

A. Our Holding Company Structure..., page 5

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

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We face various legal and operational risks and uncertainties related to doing business in China that could result in a material change in our operations and/or the value of our ADSs. Substantially all of our current business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and conducted regulatory actions relating to areas such as the use of variable interest entities in certain industries, approvals, filings or other administrative requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit our and the VIEs’ ability to conduct business and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, accept foreign investments or list on a United States or other foreign exchange. Implementation of industry-wide regulations in this nature may cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Jianpu Technology Inc.

October 18, 2022

For example, the recently promulgated Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other PRC governmental authorities in December 2021, as well as the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, published by the CAC for public comments in November 2021, imposed potential additional restrictions on China-based overseas-listed companies like us. If future implementing rules of the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. For additional details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Our business generates and processes a certain amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

In addition, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, released a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. However, assuming the Draft Provisions and the Draft Administration Measures were to be adopted as-is, if we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, the operations of the VIEs and our PRC subsidiaries may face sanctions by the CSRC or other PRC regulatory authorities, which may include a warning and a fine between RMB1 million to RMB10 million. In serious circumstances, the VIEs and/or our PRC subsidiaries may be ordered to suspend their businesses or suspend their businesses pending rectification, or their permits or business licenses may be revoked, each of which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Jianpu Technology Inc.

October 18, 2022

Furthermore, the PRC regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

Risks and uncertainties arising from the legal system in China, including the above-mentioned risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

These risks, if materialized, could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

3.	Revise to disclose whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Jianpu Technology Inc.

October 18, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

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Our Holding Company Structure and Contractual Arrangements with the VIEs

Jianpu Technology Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct ~~our~~ operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries in China. PRC laws and regulations impose restrictions on foreign direct investment in companies involved in the value-added telecommunication services. Therefore, we operate such business or may operate certain other businesses which are also subject to foreign investment restrictions in China through Beijing Rongdiandian Information Technology Co., Ltd. (“RDD”), Beijing Kartner Information Technology Co., Ltd. (“KTN”), Beijing Guangkezhixun Information Technology Co., Ltd. (“GKZX”), Hangzhou Haishi Smart Technology Co., Ltd. (“HST”) and Beijing Tianyi Chuangshi Technology Co., Ltd. (“TCT”), which we refer to collectively as "the VIEs" in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective nominee shareholders to control the business operations of the VIEs. Such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies. Revenues, excluding intercompany revenues, contributed by the VIEs accounted for ~~4.9%,~~ 9.4%, ~~and~~ 18.1% and        % of our total revenues for the year ended December 31, ~~2019,~~ 2020, ~~and~~ 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to Jianpu Technology Inc., a Cayman Islands exempted company with limited liability and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIEs and their subsidiaries in China, provided that prior to the Restructuring, excludes the digital lending business that was previously operated by and was continued to be carried out by RONG360 after the Restructuring. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs, and they may never directly hold equity interests in the VIEs in China.

Jianpu Technology Inc.

October 18, 2022

Page 6:

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

4.	Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Although you state the “contractual arrangements may not be as effective in providing control over these entities as direct ownership,” you state nevertheless that the contractual arrangements enable you to “exercise effective control” over your consolidated affiliated entities. You also mention here and elsewhere in your filing outside the financial statements the “economic benefits” that you receive from these arrangements. Any references to control or benefits that accrue to you because of the variable interest entities should be limited to a clear description of the conditions that you have satisfied for consolidation of the VIEs under US GAAP. Additionally, your disclosure should emphasize that you are the primary beneficiary of the VIE for accounting purposes, which is not akin to a parent-subsidiary relationship. Accordingly, please remove any analogy to a parent-subsidiary relationship between your Company and the VIEs. We note your statements on page 99.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Jianpu Technology Inc.

October 18, 2022

Page 5:

We do not have any equity interests in the VIEs and the contractual agreements with the VIEs are not equivalent to equity ownership in their business. We have entered into a series of contractual arrangements, including exclusive purchase option agreements, exclusive business cooperation agreements, equity pledge agreements and powers of attorneys, with the VIEs and their shareholders. In particular, through the exclusive purchase option agreements, the shareholders of the VIEs irrevocably grant our PRC subsidiaries exclusive options to purchase all or part of the shareholders’ equity interests in the VIEs and all or part of the assets of the VIEs to the extent permitted under PRC law. Through the equity pledge agreements, the shareholders of the VIEs pledge all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. Pursuant to the powers of attorneys, the shareholders of the VIEs appoint our PRC subsidiaries as their attorneys-in-fact to exercise all shareholder rights in the VIEs. Through the exclusive business cooperation agreements, our PRC subsidiaries have the exclusive right to provide the VIEs with technical, consulting and other services needed for the business of the VIEs and are entitled to receive a service fee from the VIEs in return. ~~These~~ Despite the lack of equity ownership, as a result of these contractual arrangements, ~~allow us to exercise effective control over the VIEs, receive substantially all of the economic benefits of the VIEs, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements~~ we are regarded as the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation. ~~We consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP~~. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition~~.~~” and “Item 4 Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

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If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider which is engaged in internet information provision business like us in accordance with the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), which was promulgated on December 27, 2021 and took effect on January 1, 2022, and other applicable laws and regulations.

Jianpu Technology Inc.

October 18, 2022

We are a Cayman Islands exempted company with no equity ownership in the VIEs and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct operations or may conduct certain other operations subject to foreign investment restrictions or prohibitions in China through the VIEs, and we have entered into a series of contractual arrangements with the VIEs and their shareholders, which are not equivalent to equity ownership in the business of the VIEs ~~enable us to (i) exercise effective control over the VIEs, (ii) receive majority of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC laws~~. Despite the lack of equity ownership, as a result ~~Because~~ of these contractual arrangements, we are deemed the primary beneficiary of the VIEs ~~and hence~~ for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate~~, derive economic interests from, or exert effective control over~~ the VIEs in accordance with U.S. GAAP, which contributed to ~~18.1%~~          % of our revenues (excluding intercompany revenues) in ~~2021~~ 2022, and thus would have a material effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and the VIEs that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

…

Jianpu Technology Inc.

October 18, 2022

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

…

●        requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate~~, derive economic interests from, or exert effective control over~~ the VIEs in accordance with U.S. GAAP; or

…

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Contractual Arrangements with the VIEs

We have entered into a series of contractual arrangements, including exclusive call option agreements, equity pledge agreements and exclusive business cooperation agreements, with the VIEs and their shareholders. ~~These~~ Despite the lack of equity ownership, as a result of the contractual arrangements described below ~~allow us to exercise effective control over the VIEs, receive substantially all of the economic benefits of the VIEs, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements~~, we are regarded as the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation. ~~We consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP~~.

The following is a summary of the contractual arrangements entered into by and among RQN or Beijing Rongsanliuling Information Technology Co., Ltd., or R360, as applicable, the applicable VIE and the shareholders of the applicable VIE.

Agreements that allow us to consolidate the VIEs under U.S. GAAP ~~provide us effective control over the VIEs~~

Further, the Company undertakes to remove any other analogy to a parent-subsidiary relationship between the Company and the VIEs from its future Form 20-F filings.

Jianpu Technology Inc.

October 18, 2022

Permissions Required from the PRC Authorities..., page 7

5.	Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 7.

Permissions Required from the PRC Authorities for Our Operations and the Operations of the VIEs and Securities Issuances to Foreign Investors

…

Furthermore, for issuances of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

There are uncertainties with respect to how the PRC government will regulate foreign investment in providing value-added telecommunication services in China, insurance brokerage business operation, and overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. If we, our PRC subsidiaries or the VIEs (i) do not receive or maintain required permissions or approvals or do not complete required filings, (ii) inadvertently conclude that such permissions, approvals or filings are not required, or (iii) are required to obtain or fulfill such permissions, approvals or filings in the future when applicable laws, regulations, or interpretations change but we fail to obtain or fulfill such necessary approvals, permits or filings in a timely manner, or at all, we may be subject to penalties, including fines, suspension of business and revocation of required licenses, our ability to continue to offer securities to investors may also be significantly limited or completely hindered, and the value of our securities may significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other requirements from the CSRC or other requirements from the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Jianpu Technology Inc.

October 18, 2022

D. Risk Factors, page 21

6.	In your summary of risk factors, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 22:

●       The PRC government’s significant authority in regulating our operations could result in a material adverse change in our operations and the value of our ADSs ~~and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline~~;

…

●       The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

Jianpu Technology Inc.

October 18, 2022

7.	For each summary risk factor related to doing business in China, provide a specific cross-reference to the more detailed risk factor discussion.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

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Risks Related to Doing Business in China

●     PRC government’s significant authority in regulating our operations could result in a material adverse change in our operations and the value of our ADSs ~~and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline~~. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;

●     Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us”;

●     Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations”;

●     The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing”;

Jianpu Technology Inc.

October 18, 2022

●     The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections”; and

●     Our ADSs will be prohibited from trading in the United States under the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA, in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and your listing and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Pages 28:

Our business generates and processes a certain amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

…

Jianpu Technology Inc.

October 18, 2022

Data Security

●     In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

Jianpu Technology Inc.

October 18, 2022

●     On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transfer apply to (i) overseas transfer and storage by data processors of data generated during operations in mainland China, and (ii) access to or use of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of these measures are required to be rectified by March 2023. As these measures took effect recently, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities. ~~In October 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. Furthermore, in November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the above draft measures and regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.~~

…

Jianpu Technology Inc.

October 18, 2022

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, maintain our listing on the New York Stock Exchange, or cause the value of our securities to significantly decline or become worthless. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, force us to change our business practices, adversely affect our business performance and the value of our securities, and subject us to negative publicity, which could harm our reputation and business operations. As of the date of this annual report, we have taken relevant measures to protect cybersecurity, information security, data privacy and protection in material respects and we had not been subject to any fines or other material penalties from any competent PRC regulatory authorities related to cybersecurity, information security, data privacy and protection. Therefore, we believe we are compliant with the currently effective laws and regulations issued by CAC related to cybersecurity, information security, data privacy and protection as mentioned above, to the extent applicable to us, in all material respects. However, there ~~There~~ are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice, we cannot assure you that we, our PRC subsidiaries or the VIEs will comply with such laws and regulations in all respects and thus may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities, which rectification or termination may materially and adversely affect our business performance and the value of our securities.

Jianpu Technology Inc.

October 18, 2022

Liquidity and Capital Resources, page 118

9.	We note your disclosure that here and on page F-13 where you state, “Our cash and cash equivalents mainly represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.” We also note your disclosure on pages 2, 8 and 121 regarding restrictions on cash transfers and foreign currency conversion. As such your statement appears to contradict your other disclosure in the filing. In this regard, please revise the forefront of your Liquidity and Capital Resources section and your Cash and Cash Equivalents and Time Deposits footnote in your financial statements to clearly discuss restriction on cash transfers and foreign currency exchange as noted on pages 2, 8, and 121. Also, disclose

•	the jurisdiction that holds your cash and cash equivalents and address to what extent financial institutions in those jurisdictions insure your cash and cash equivalents;

•	how cash is transferred through your organization;

•	your intentions to distribute earnings or settle amounts owed to the parent holding company and its U.S. investors; and

•	quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 118:

B.            Liquidity and Capital Resources

…

As of December 31, ~~2019,~~ 2020, ~~and~~ 2021 and 2022, respectively, our cash and cash equivalents were ~~RMB833.4 million, RMB699.2~~ RMB550.0 million, ~~and RMB453.9~~ RMB444.9 million ~~(US$71.2 million)~~ and RMB        million (US$      million). Our cash and cash equivalents mainly represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, ~~which are unrestricted to~~ with no restrictions imposed by banks or other financial institutions on withdrawal or use, and ~~which~~ have original maturities of three months or less. As of December 31, ~~2019,~~ 2020, ~~and~~ 2021 and 2022, our restricted cash ~~were~~ was ~~RMB138.5 million,~~ RMB149.2, million, ~~and~~ RMB9.0 million ~~(US$1.4 million)~~ and RMB        million (US$         million), respectively. Restricted cash represents cash that is restricted as to withdrawal or use for current operations. As of December 31, 2021, our cash and cash equivalents were held in both mainland China and jurisdictions outside of mainland China, with the majority held in jurisdictions outside of mainland China. Our cash and cash equivalents placed with financial institutions are insured by relevant deposit insurances adopted by the financial institutions in those jurisdictions to the extent required by applicable laws and general practices.

Jianpu Technology Inc.

October 18, 2022

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. A majority of our future revenues are likely to be in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

In addition, under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB83.8 million, RMB133.3 million and RMB million (US$         million) as of December 31, 2020, 2021 and 2022, respectively.

…

~~A majority of our future revenues are likely to be in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.~~

Jianpu Technology Inc.

October 18, 2022

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs in China. Under PRC law, Jianpu Technology Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2020, 2021 and 2022, Jianpu Technology Inc. extended loans with outstanding principal amount of RMB65.9 million, nil and RMB        million, respectively, to our intermediate holding companies and subsidiaries, and received repayments of nil, RMB25.1 million and RMB         million, respectively. In the years ended December 31, 2020, 2021 and 2022, the VIEs received RMB9.6 million, RMB1.0 million and RMB        million, respectively, as capital investment (in the form of loans extended to nominee shareholders from our PRC subsidiaries) or as loans from our PRC subsidiaries. The VIEs may transfer cash to our PRC subsidiaries by paying service fees according to the contractual arrangements. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization, neither our PRC subsidiaries nor the VIEs made cash dividends or other distributions to Jianpu Technology Inc., the parent company, or its offshore subsidiaries, and no dividends or other distributions were made to U.S. investors. See “Item 3. Key Information—Cash Flows through Our Organization” for more details.

We have no present plan to distribute earnings or settle the amounts owed by our PRC subsidiaries and the VIEs to Jianpu Technology Inc., the parent company. Given the current financial position and anticipated future cash needs, we currently intend to retain most, if not all, of the available funds and any future earnings to operate and expand our business. We intend to settle the amounts owed to the parent company after the financial position of our PRC subsidiaries and the VIEs is further strengthened in the future.

Page F-13:

(f)            Cash and cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less. Under existing PRC foreign exchange regulations, payments of current account, including profit distributions, interest payments and trade and services-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses.

Jianpu Technology Inc.

October 18, 2022

The Company further respectfully advises the Staff that it will provide the updated information by the time when it files its annual report on Form 20-F for the fiscal year ended December 31, 2022 and onwards.

10.	We note your disclosure that you believe our current cash and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. In this regard, please expand this disclosure to separately address your ability to generate and obtain adequate amounts of cash to meet your requirements a plans for cash in the long-term (i.e., beyond the next 12 months). Please refer to guidance in Item 5 of Form 20-F.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 118:

We believe our current cash and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. In the foreseeable future, we intend to fund our existing and future material cash requirements with our existing cash balance, bank loans including the remaining credit line available to certain of our PRC subsidiaries as described in Note 15 to the consolidated financial statements included elsewhere in this annual report and operational cash inflows to meet our anticipated needs for general corporate purposes.

11.	We note your cash flow discussion on page 119 and 120 essentially restates cash flow line items apparent in the consolidated statements of cash flows. Please revise to provide an analysis of cash flows including a quantitative and qualitative description of the reasons underlying material changes to the extent necessary for an understanding of the company’s business as a whole. We refer to guidance in Item 5 of Form 20-F.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Jianpu Technology Inc.

October 18, 2022

Page 119:

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was RMB294.6 million  ~~(US$46.2 million)~~, as compared to net loss of RMB204.1 million ~~(US$32.0 million)~~ for the same period. The principal changes in operating assets and liabilities ~~were~~ included (i) a decrease of RMB68.3 million ~~(US$10.7 million)~~ in accrued expenses and other current liabilities due to a RMB60.0 million payment of Databook, a subsidiary of the Company, for the investigation concluded in January 2021(see Note 14 to the consolidated financial statements included elsewhere in this annual report for details); ~~and~~ (ii) an increase of RMB35.7 million ~~(US$5.6 million)~~ in accounts receivable~~, partially offset by~~ due to the growth of our recommendation, insurance brokerage and other marketing services; and (iii) an increase of RMB19.8 million ~~(US$3.1 million)~~ in amounts due to related party resulting from transactions with Rong360 and an increase of RMB19.6 million ~~(US$3.1 million)~~ in accounts payable resulting from the increase of cost of promotion and acquisition related to our business expansion. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2021 were RMB51.1 million ~~(US$8.0 million)~~ of investment income, partially offset by RMB17.4 million ~~(US$2.7 million)~~ of share-based compensation expenses and RMB11.1 million ~~(US$1.7 million)~~ of depreciation and amortization expenses.

Net cash used in operating activities for the year ended December 31, 2020 was RMB107.5 million, as compared to net loss of RMB312.1 million for the same period. The principal changes in operating assets and liabilities were a decrease of RMB98.7 million in accounts receivable and a decrease of RMB61.8 million in prepayments and other current assets, partially offset by a decrease of RMB24.8 million in amount due to related party. The decrease in accounts receivable ~~and~~, prepayments and amount due to related party were attributable to the optimization of collection and payment cycles. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2020 were RMB18.6 million of depreciation and amortization expenses, RMB16.9 million of impairment loss and RMB13.1 million of allowance for credit losses.

~~Net cash used in operating activities for the year ended December 31, 2019 was RMB200.8 million, as compared to net loss of RMB530.6 million for the same period. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2019 were RMB254.7 million of impairment loss, RMB36.5 million of depreciation and amortization expenses, RMB28.3 million of allowance for credit losses and partially offset by deferred income tax benefits of RMB16.8 million. The principal changes in operating assets and liabilities were a decrease of RMB71.7 million in advance from customers, a decrease of RMB38.4 million in amount due to related party, a decrease of RMB17.3 million in tax payable, partially offset by a decrease of RMB73.3 million in accounts receivable, an increase of RMB48.4 million in accrued expenses and other current liabilities and a decrease of RMB46.4 million in prepayments and other current assets. The decrease in advance from customers was attributable to the slowdown of loan business under the influence of industry volatility. The decrease in accounts receivable and prepayments were attributable to the optimization of collection and payment cycles.”~~

Jianpu Technology Inc.

October 18, 2022

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2021 was RMB36.5 million ~~(US$5.7 million)~~, primarily due to an inflow of RMB60.6 million ~~(US$9.5 million)~~ of cash received from long-term investments, partially offset by an outflow of RMB10.0 million ~~(US$1.6 million)~~ of placement of time deposits and a net outflow of RMB6.4 million ~~(US$1.0 million)~~ of short-term investments and restricted investment. The cash received from long-term investments was mainly attributable to the realized gain of investment in Conflux Global.

Net cash used in investing activities for the year ended December 31, 2020 was RMB91.3 million, including a transfer to restricted time deposits of RMB89.4 million to secure our short-term borrowing, and a net inflow of RMB8.6 million due to maturities of short-term investments and restricted investment.

~~Net cash used in investing activities for the year ended December 31, 2019 was RMB47.5 million, including a net inflow of RMB42.8 million of short-term investments and restricted investment, a net outflow of RMB45.4 million of restricted time deposits, RMB24.6 million of payment for business combination and RMB16.4 million of payment for property and equipment.~~

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021 was RMB23.4 million ~~(US$3.7 million)~~, including a net cash inflow of RMB23.4 million ~~(US$3.7 million)~~ of short-term borrowings that we incurred to fund and boost our business growth.

Net cash provided by financing activities for the year ended December 31, 2020 was RMB98.6 million, primarily due to a net cash inflow of RMB98.5 million of short-term borrowings that we incurred to support our business recovery and further growth.

~~Net cash used in financing activities for the year ended December 31, 2019 was RMB198.0 million, including a net cash outflow of RMB70.0 million of short-term borrowing activities and RMB134.6 million of payment for share repurchase, partially offset by RMB10.0 million of proceeds from employees exercising stock options.~~

Jianpu Technology Inc.

October 18, 2022

The Company further respectfully advises the Staff that it will provide the updated information by the time when it files its annual report on Form 20-F for the fiscal year ended December 31, 2022 and onwards.

12.	We note you hold short-term borrowings. As such, please disclose information regarding your debt including but not limited to its maturity profile, currency, and interest rate. Disclose whether the debt is secured and if it includes restrictions and or covenants. We refer to guidance in Item 5 of Form 20-F.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure in Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources in future filings of its annual report on Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“As of December 31, 2021 and 2022, our short-term borrowings were RMB181.9 million and RMB       million (US$         million), respectively. Our short-term borrowings, which have maturities of fewer than 12 months, represent bank loans denominated in RMB with fixed annual interest rate ranging 3.7%~4.05% and secured by short-term time deposits of Jianpu HK. We are subject to certain restrictions in using such short-term borrowings, according to which the short-term borrowings should be used only in daily business operation. No covenants exist in relation to short-term borrowings.”

Note 1. Nature of Operations and Reorganization (d) Major subsidiaries, VIEs and subsidiary of VIEs, page F-8

13.	We note you have a column labeled as “Percentage of direct or indirect economic interest.” Please revise to make it clear to investors which entities you consolidate through direct equity ownership versus variable interest. It should also be clear that you do not own economic interest in your variable interest entities.

In response to the Staff’s comment, the Company respectfully proposes to replace the table under the “(d) Major subsidiaries, VIEs, and subsidiary of VIEs” section on page F-8 with the following two tables in future filings of its annual report on Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page F-8:

			Percentage
			of direct
	Date of	Place of	economic
	incorporation	incorporation	interest	Principal activities
The Company:
Jianpu	June 1, 2017	The Cayman Islands		Investment holding
Major subsidiaries of the Company:
Jianpu (Hong Kong) Limited	June 19, 2017	Hong Kong	100%	Investment holding
Beijing Rongqiniu Information Technology Co., Ltd.	August 21, 2017	PRC	100%	Platform business
Beijing Rongsanliuling Information Technology Co., Ltd.	November 5, 2018	PRC	100%	Platform business
CC Information Limited	Acquired in August 2019	Hong Kong	55.00%	Platform business
Shanghai Chengjian Information Technology Co., Ltd.	February 26, 2019	PRC	100%	Platform business
Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”)	Acquired on April 1, 2020 (Note 8)	PRC	50.50%	Platform business

Jianpu Technology Inc.

October 18, 2022

			Percentage
			of net
	Date of	Place of	assets
	incorporation	incorporation	consolidated	Principal activities
Major VIEs consolidated without equity ownership:
Beijing Rongdiandian Information Technology Co., Ltd.	March 3, 2017	PRC	100%	Platform business
Beijing Kartner Information Technology Co., Ltd. (“KTN”)	Acquired in October 2018	PRC	100%	Platform business
Beijing Guangkezhixun Information Technology Co., Ltd.	July 31, 2019	PRC	100%	Platform business
Major subsidiary of VIEs:
Shanghai Anguo Insurance Brokerage Co., Ltd. (“Anguo”)	Acquired in December 2019	PRC	100%	Platform business

Note 2. Summary of significant accounting policies (b) Noncontrolling interests, page F-12

14.	In regard to your redeemable non-controlling interests, please address and disclose the terms and conditions under which the non-controlling interests are redeemable. Disclose your accounting policy as it relates to how the redemption amounts are determined and how you account for potential changes in the redemption value in your financial statements. Refer to your basis in accounting literature.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure in the F-pages in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity according to ASC 480. There is a contingent put option granted to the non-controlling shareholder of a subsidiary, according to which, under certain situation which is not solely within the control of the Company, the non-controlling shareholder could put all his shares to the Company. The Company recognizes such non-controlling interest with the embedded put option as mezzanine equity and evaluates the possibility of the redemption at every balance sheet date, the Company records accretions of the mezzanine equity when the redemption becomes probable.

The accretion process of adjusting redeemable non-controlling interest to its redemption value is performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The redemption value is calculated according to the terms agreed with the non-controlling interest shareholder.

Jianpu Technology Inc.

October 18, 2022

RMB1,455 thousand, RMB 1,689 thousand and RMB         thousand (US$         thousand) of redeemable non-controlling interest, and nil, nil and RMB          thousand (US$          thousand) of accretion of the mezzanine equity were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.”

General

15.	Please revise to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company respectfully undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs and will make necessary revisions in future filings of its annual report on Form 20-F.

16.	We note your risk factor on page 70 discussing difficulties in bringing actions and enforcing judgments against your directors and officers. In light of the fact that one or more of your officers and directors are located in China, please revise to also include a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure in Item 6 of its future filings of its annual report on Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“Enforceability of Civil Liabilities

Substantially all of our assets are located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon us or these persons, to bring an action against us or these persons in the United States, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017, as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.

Jianpu Technology Inc.

October 18, 2022

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules, (ii) is final and conclusive, (iii) is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Most of our current officers and directors are located in mainland China or Hong Kong, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Jianpu Technology Inc.

October 18, 2022

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.”

*             *            *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193-8210 or via e-mail at haiping.li@skadden.com. Thank you very much.

Very truly yours,

/s/ Yilü (Oscar) Chen
Yilü (Oscar) Chen
Chief Financial Officer

cc:	Daqing (David) Ye, Chief Executive Officer and Chairman of the Board of Directors, Jianpu Technology Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP